Exhibit 99.1

Mountain Province Diamonds Announces FY 2016 results

Shares Issued and Outstanding: 160,173,833
TSX: MPVD
NASDAQ: MPVD

TORONTO and NEW YORK, March 29, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD, NASDAQ: MPVD) announced today the results for the year ended December 31, 2016.

Highlights for 2016 and to date
(All quoted figures in CAD$)

•	Physical construction of the Gahcho Kué Diamond Mine ("GK Mine") was substantially completed at June 30, 2016 and the commissioning of the diamond plant took place during July 2016. Ramp-up to commercial production commenced on August 1, 2016 and commercial production was declared on March 1, 2017 after the GK Mine achieved approximately 70% of nameplate capacity of 8,333 tonnes per day over a 30-day period.
•	Mining of overburden, waste rock and ore in the 5034 open pit for the twelve months ended December 31, 2016 was approximately 23.7 million tonnes, with approximately 66,000 tonnes of ore stockpiled at year-end.
•	From August 1 to December 31, 2016, the GK Mine on a 100 percent basis processed approximately 565,000 tonnes of ore through the process plant and recovered approximately 949,000 carats for an average grade of approximately 1.68 carats/tonne.
•	Approximately 1,361,223 carats were produced prior to declaring commercial production on March 1, 2017, of which approximately 668,449 carats, or 49%, are the Company's share.
•	As at March 29, 2017, the Company has conducted three diamond sales through its diamond broker based in Antwerp, Belgium. The results of the Company's first quarter diamond sales will be announced with the 2017 first quarter financial results.
•	The approximately 340,575 carats mined prior to, and remaining in inventory at, the declaration of commercial production on March 1, 2017 (pre-commercial production diamond inventory) will be sold in future months and the revenue will be treated as pre-commercial production sales and credited to Property, Plant and Equipment.
•	The Work in Progress ('WIP') inventory on hand prior to declaring commercial production was approximately 257,637 tonnes, estimated at a cost of approximately $8.5 million. The Company expects to sell approximately 201,000 carats based on the expected grade, being its 49% share of the WIP inventory. It is expected that, due to the timing of production and sales, the Company will only reflect revenue during June 2017.

Financial Summary

For the three-month period ended December 31, 2016, the Company reported a net loss of $8.3 million or ($0.05) per share and for the year ended December 31, 2016, the Company reported a net income of $4.8 million or $0.03 per share fully diluted.

At December 31, 2016, the Company had drawn US$332 million of the US$370 million Loan Facility and at March 28, 2017 an additional US$25 million, leaving a balance of US$13 million which will be used to cover the June and September 2017 interest payments. At December 31, 2016, the Company had cash and restricted cash totalling $90.7 million.

At March 31, 2017, the Company is subject to maintaining a cash call reserve account balance of approximately US$27.9 million. On March 27, 2017, the lenders provided a waiver whereby the amount is now to be funded by May 31, 2017. As a consequence of lower than planned production and sales levels in the first quarter of 2017, the Company expects to require further waivers in respect of other reserve account funding requirements at September 30, 2017.  There are no assurances the lenders will accommodate further waivers or amendments the Company will seek.

Mountain Province President and CEO Patrick Evans commented: "As previously reported, winterization issues impacting the mine conveyor systems affected the ramp-up to commercial production, but these issues have now been largely resolved with the build-up to full production expected to be achieved by midyear."

Mr. Evans added: "Attendance at the Company's first three diamond sales has been good, but rough diamond buyers remain cautious bidding for production from a new mine. This price discovery period is expected to extend to midyear, when our first production will be sold into the polished market. Demonetization in India also impacted both the demand for and realized prices achieved at the Company's early sales of ramp-up diamond production. As liquidity returns to the Indian diamond sector, we expect to see improved demand and pricing for our production."

Mr. Evans concluded: "Having declared commercial production this month, the Company expects to be able to provide 2017 production and revenue guidance during the second quarter of 2017."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 34.8 million tonnes grading 1.57 carats per tonne for total diamond content of 54.6 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements. Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control. Further, Mountain Province may make changes to its business plans that could affect its results. Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/29/c7549.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Patrick Evans, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario, M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:30e 29-MAR-17